SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

April 18, 2011

Commission File Number: 333-130901

MACRO BANK INC.
(Exact name of registrant as specified in its Charter)

Sarmiento 447
Buenos Aires C1 1041
Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

Buenos Aires, April 18th 2011

To
Comisión Nacional de Valores (Argentine Securities Exchange Commission)
25 de mayo 175, 3er. Piso
Buenos Aires

Re.: Informs Relevant Event. Compliance with Section 2, Chapter XXI of Book 6 of the Rules & Regulations issued by Comisión Nacional de Valores.

I write to Comisión Nacional de Valores (“CNV”) in my capacity as Vice President of Banco Macro S.A. (hereinafter the “Bank”) and in compliance with Section 2 of Chapter XXI of Book 6 of the Rules & Regulations issued by CNV (General Resolution No. 368 – T.O. 2001) in connection with the General and Special Shareholders’ Meeting to be held by the Bank next April 26th of the current year.

In that regard, please be advised that on the date hereof the Bank received a notice sent by the Administración Nacional de Seguridad Social, informing its decision to vote on a cumulative basis under the terms of section 263 of the Argentine Business Companies Act No. 19550, in connection with the appointment of the Bank’s directors and syndics. Please find attached hereto the above mentioned notice.

Sincerely,

ANSES
Ministry of Labor, Employment and Social Security

Notice SOFGS No. 7010/11

Buenos Aires, April 18th 2011

Re.:	BANCO MACRO S.A. General and Special Shareholders’ Meeting – 04/26/2011 – 11 am.

To
BANCO MACRO S.A.

Reference is made to the General and Special Shareholders’ Meeting of the issuer BANCO MACRO S.A. scheduled to be held on April 26th 2011 at 11 am at Sarmiento 447 of this Autonomous City of Buenos Aires.

In that connection, and pursuant to the provisions set forth in section 263 of the Argentine Law of Business Companies No. 19550, please be advised that we intend to exercise the right to vote on a cumulative basis for the appointment of directors and syndics under the item included in the Agenda for the above mentioned meeting that reads as follows: “…8º Appointment of three regular directors to hold office for three fiscal years. 9º Determination of the number and appointment of the regular and alternate members of the supervisory committee who shall hold office for one fiscal year.”

For such purpose, we herein describe the shareholding with which we shall exercise the above mentioned right, to wit: ONE HUNDRED EIGHTY-TWO MILLION TWO HUNDRED TEN THOUSAND TWO HUNDRED AND NINETY-SEVEN (182,210,297) Class B common shares entitled to ONE (1) vote each, representing 30.65% of the capital stock; which grants 28.50% of the total votes.

Sincerely,

Santiago Lopez Alfaro
Deputy Head of Operations for FGS

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: April 18, 2011

MACRO BANK INC.

By:	/s/ Delfin Jorge Ezequiel Carballo
Name: Delfin Jorge Ezequiel Carballo
Title: Vice Chairman